Blue Hat Interactive Entertainment Technology

7th Floor, Building C, No. 1010 Anling Road Huli District,

Xiamen, China 361009

July 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     John Stickel

J. Nolan McWilliams

Re:	Blue Hat Interactive Entertainment Technology
Request for Acceleration of Registration Statement on Form F-1, as amended
File No. 333-230051

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Blue Hat Interactive Entertainment Technology hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will be declared effective at 4:30 p.m., Eastern Time, on July 25, 2019, or as soon as practicable thereafter.

Very truly yours,

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By: /s/ Xiaodong Chen

Name: Xiaodong Chen

Title: Chief Executive Officer and Director

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ViewTrade Securities, Inc.

7280 W. Palmetto Park Road, Suite 310

Boca Raton, Florida 33433

July 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Attn:     John Stickel

J. Nolan McWilliams

Re:	Blue Hat Interactive Entertainment Technology
Request for Acceleration of Registration Statement on Form F-1, as amended
File No. 333-230051

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, ViewTrade Securities, Inc., as representative of the underwriters, hereby joins Blue Hat Interactive Entertainment Technology in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on July 25, 2019, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: May 3, 2019.
(ii)	Dates of distribution: May 3, 2019 through the date hereof.
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 7.
(iv)	Number of prospectuses so distributed: 894.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

ViewTrade Securities, Inc.

By:	/s/ Douglas Aguililla
Name:	Douglas Aguililla
Title:	Director

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